

January 4, 2012

William P. Hales
Chief Executive Officer
Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045

>   **Re: Hemagen Diagnostics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 23, 2010**
>   **File No. 333-171380**

Dear Mr. Hales:

We have reviewed your December 8, 2011 response to our January 7, 2011 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. With a view towards disclosure in the prospectus, please provide the dollar value of the net proceeds that the company received from the sale to the selling shareholders of the original 8% Senior Subordinated Secured Convertible Notes due 2009.

2. Please revise your disclosure to include a description of the original transaction in which the 8% Senior Subordinated Secured Convertible Notes due 2009 were sold to the selling shareholders. The description should include a summary of the rights and obligations of each party as well as a description of the material terms of any governing agreements. Also, please file copies of all agreements between the issuer and the selling shareholders relating to this transaction.

3. We note your response to our prior comment 7 and we reissue the comment. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any

selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

4. We note your response to our prior comment 8 and we reissue the comment. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

5. We note your response to our prior comment 9. Please confirm that you intended to state that the company has the intention and a reasonable basis to believe that it "will" have the financial ability to make all payments on the overlying securities, rather than stating that it "will not," as confirmed by your counsel in a phone call with the staff on December 21, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

William P. Hales
Hemagen Diagnostics, Inc.
January 4, 2012
Page 4

       Please contact Laura Crotty at (202) 551-3563, Dan Greenspan, Special Counsel, at (202) 551-3623 or me at (202) 551-3715 with any other questions.

                        Sincerely,

                        /s/ Daniel S. Greenspan

                        Jeffrey P. Riedler
                        Assistant Director

cc: F. Mark Reuter, Esq. (Keating Muething & Klekamp PLL)